

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 13, 2008

Craig Burton
Chief Executive Officer
Datone, Inc.
7235 Oswego Road
Liverpool, NY 13090

>   **Re: Datone, Inc.**
>   **Form 10-12G**
>   **Originally Filed on February 1, 2008**
>   **File No. 000-53075**

Dear Mr. Burton:

We have completed our review of your Form 10-12G and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director

cc: via facsimile: 212.930.9725
        Benjamin Tan, Esq.